

07002427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAIL PROCESSING
RECEIVED
FEB 27 2007

SEC FILE NUMBER
8- 66714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Azimuth Capital , LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

989 Avenue of the Americas, 20th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd E. Petzel — 212- 366- 8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/9

AB 3/22

OATH OR AFFIRMATION

I, Todd E. Petzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Azimuth Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE KUCHARSKI
Notary Public, State of New York
No. 01KU6143438
Qualified in New York County
Commission Expires April 10, 2010

[signature]
Signature

CIO and Managing Director
Title

Natalie Kucharski
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)

December 31, 2006

Contents




Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Azimuth Capital, LLC

We have audited the accompanying statement of financial condition of Azimuth Capital, LLC (f/k/a Azimuth Trust Capital, LLC) (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Azimuth Capital, LLC (f/k/a Azimuth Trust Capital, LLC) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early LLC

Florham Park, New Jersey
January 26, 2007

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Azimuth Capital, LLC

(f/k/a Azimuth Trust Capital, LLC)
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	29,502
Other assets		4,078
Total assets	$	33,580

Liabilities and Member's Equity

Accrued expenses	$	10,750
Total liabilities		10,750
Member's equity		22,830
Total liabilities and member's equity	$	33,580

See accompanying notes to financial statements.



Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)
Statement of Operations
For the Year Ended December 31, 2006

Revenues	$ -
Expenses	
Professional fees	42,980
Regulatory fees	5,415
Other expenses	480
Total expenses	48,875
Net loss	$ (48,875)

See accompanying notes to financial statements.



Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

Member's equity - January 1, 2006	$	18,140
Capital contributions		53,565
Net loss		(48,875)
Member's equity - December 31, 2006	$	22,830

See accompanying notes to financial statements.



Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (48,875)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other assets	(760)
Accrued expenses	5,750
Total adjustments to net loss	4,990
Net cash used in operating activities	(43,885)
Cash flows from financing activities:	
Member capital contributions	53,565
Net cash provided by financing activities	53,565
Net increase in cash	9,680
Cash - beginning of year	19,822
Cash - end of year	$ 29,502

See accompanying notes to financial statements.



Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)
Notes to Financial Statements
December 31, 2006

(1) Organization and business

Azimuth Capital, LLC (the "Company") formerly known as Azimuth Trust Capital, LLC was formed as a single member limited liability company under the laws of the U.S. Virgin Islands in September 2004 and is wholly owned by Azimuth Holdings, LLC (the "Parent") formerly known as Azimuth Trust Holdings, LLC. In February 2005, the company changed its form of organization to a Delaware limited liability company. Pursuant to its Amended and Restated Limited Liability Company Agreement, the Company will exist in perpetuity but may terminate in the event of certain circumstances, as defined in that agreement.

The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("the NASD").

(2) Summary of significant accounting policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue recognition
The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, fee income is recognized when earned.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities are the responsibility of the sole member.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.



(3) Net capital requirements (continued)

At December 31, 2006, the Company had net capital of $18,752 which was $13,752 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1. The company is exempt from the provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i) thereto.

(4) Related party transactions

During 2006, the Company reimbursed the Parent and an affiliate for expenses of $4,260 paid by them on behalf of the Company.



Azimuth Capital, LLC
(f/k/a Azimuth Trust Capital, LLC)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Schedule I

Computation of net capital

Member's equity	$	22,830
Less non-allowable assets		4,078
Net capital before haircuts		18,752
Haircuts		-
Net capital	$	18,752
Aggregate indebtedness - total liabilities	$	10,750

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6- 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	13,752
Ratio of aggregate indebtedness to net capital		0.57 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2006.





INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Azimuth Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Azimuth Capital, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
January 26, 2007

END

